

10035329

E COMMISSION
:0549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and
Rule 17a-5 Thereunder

SEC FILE NO
8 - 67694

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GETCO Execution Services, LLC

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

141 W. Jackson, Suite 210

(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ed Grieb 312-931-2355
(Area Code -- Telephone No.)

SEC Mail Processing
Section

MAR 01 2010

Washington, DC
110

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

One North Wacker Drive	Chicago	IL	60606
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Darren Mast, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of GETCO Execution Services, LLC as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Notary Public

Official Seal
Jennifer R Punter
Notary Public State of Illinois
My Commission Expires 06/28/2010

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

GETCO Execution Services, LLC
Index
December 31, 2009

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Member of GETCO Execution Services, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of GETCO Execution Services, LLC (the "Company") at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully discussed in Note 3, the Company has significant transactions with its Parent and affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

PricewaterhouseCoopers LLP

February 26, 2010

GETCO Execution Services, LLC
Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 12,962,048
Receivable for order flow	68,034
Receivable from clearing broker and exchange	570,190
Furniture, equipment and leasehold improvements - net of accumulated depreciation and amortization of $653,888	211,695
Receivable from affiliates and Parent	2,070,824
Other assets	25,369
Total assets	$ 15,908,160
Liabilities and Member's Equity	
Liabilities	
Payable to affiliates	1,419,497
Payable to clearing organizations	484,110
Accounts payable and accrued expenses	1,894,971
Deferred tax liability	225,047
Total	4,023,625
Member's equity	11,884,535
Total liabilities and member's equity	$ 15,908,160

The accompanying notes are an integral part of the financial statement.

1. Nature of Operations and Significant Accounting Policies

Nature of Operations

GETCO Execution Services, LLC (the "Company") is registered with the Financial Industry Regulatory Authority, Inc. and the Securities and Exchange Commission ("SEC") as a securities broker-dealer and an alternative trading system ("ATS") under Regulation ATS of the SEC. The Company acts as an execution venue to other broker-dealer subscribers where it executes riskless principal trades. The Company is a Delaware limited liability company that was organized on May 27, 2007 and began executing trades on March 20, 2008. The sole member of the Company is Getco Holding Company, LLC ("GHC" or the "Parent").

In May 2009, the Company became a clearing member of the National Securities Clearing Corporation and as a result, cleared the majority of its trading activities internally. The Company is also a clearing member of the BATS Global Markets and the NASDAQ OMX BX.

New Accounting Pronouncements

On July 1, 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 168, The FASB Accounting Standards Codification ("ASC") and the Hierarchy of Generally Accepted Accounting Principles (ASC 105-10, Generally Accepted Accounting Principles) ("ASC 105-10") (the "Codification"). ASC 105-10 establishes the exclusive authoritative reference for accounting principles generally accepted in the United States of America ("U.S. GAAP") for use in financial statements, except for SEC rules and interpretive releases, which are also authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. We have included references to the Codification, as appropriate, in these financial statements.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (ASC 855-10 Subsequent Events) ("ASC 855-10"), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The statement is effective for interim or annual financial periods ending after June 15, 2009. Required disclosures related to subsequent events are included in Note 8.

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results may differ from those estimates.

Revenue Recognition

The Company's revenues are primarily earned for providing an alternative venue on which other broker-dealers ("subscribers") can trade. The subscribers either pay or get paid order flow fees depending on the type of orders sent to the ATS.

Cash Equivalents

The Company defines cash equivalents as all highly liquid investments purchased with an original maturity of three months or less.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are recorded at cost and depreciated using accelerated methods over the estimated useful lives of the assets which range from three to seven years. Leasehold improvements are amortized on the straight-line method over the lesser of their useful lives or the

life of the lease. In the current year, the Company changed its depreciation method from a half year convention to a monthly convention. The change did not have a material impact on the Company's statement of financial condition.

Income Taxes

The Company has elected to be taxed as a corporation. Income tax expense is recorded based upon the liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

On January 1, 2009, the Company adopted ASC 740-10 "Income Taxes" ("ASC 740-10"). ASC 740-10 requires determining whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement which could result in the Company recording a tax liability. ASC 740-10 must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to the beginning balance of member's equity for that fiscal year.

The adoption of ASC 740-10 did not have a material impact on the Company's financial statements. However, the conclusions regarding ASC 740-10 may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance expected from the FASB, and on-going analyses of tax laws, regulations and interpretations thereof.

2. Fair Value of Financial Instruments

ASC 820-10 'Fair Value and Disclosures' ("ASC 820-10") establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820-10 are as follows:

Level 1	Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.
Level 3	Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the

determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

The Company records its financial instruments at fair value. Money market instruments included in cash and cash equivalents on the statement of financial condition which aggregate $12,045,022 are classified within level 1. Fair value for money market instruments is based on quoted net asset value. The Company did not own any level 2 financial instruments at December 31, 2009 or at any time during the year then ended. At December 31, 2009, the Company had an interest in clearing organization stock in the amount of $2,500, which was classified as level 3. This level 3 investment was acquired by the Company during the year.

3. Related Parties

Under a written agreement, the Company recognizes a management fee to its Parent for allocated administrative and compensation expenses incurred by the Parent in providing shared services to the Company.

Global Colocation Services, LLC provides market data, information and collocation services to the Company.

Octeg, LLC ("Octeg"), an affiliated broker-dealer, subscribes to the ATS as the liquidity provider for the ATS. Based on a written subscriber agreement, the Company earns order flow revenues from Octeg and may incur order flow expenses to Octeg.

The Company does not have any employees. Under a leasing agreement, Getco Support Services, LLC ("GSS"), an affiliate, provides certain services to the Company and, as a result, the costs of compensation and benefits related to GSS employees providing such services are allocated to the Company.

Unit compensation for employees that provide services to the Company is determined based upon the overall performance of GHC. Unit compensation is allocated to the Company and settled through an intercompany account.

The following table summarizes balances due from and due to affiliates:

	Due From	Due To
Getco Holding Company, LLC	$ 1,529,391	$ -
Octeg, LLC	541,433	-
Getco, LLC	-	1,331,164
Getco Support Services, LLC	-	62,131
Global Colocation Services, LLC	-	26,202
Total	$ 2,070,824	$ 1,419,497

4. Receivable from Clearing Broker and Exchange

Receivable from clearing broker and exchange includes cash margin deposits with the non-affiliated clearing broker (Note 5) and trade rebates receivable.

5. Concentration of Credit Risk

The Company clears the majority of its trades internally, but also uses one third party clearing broker. Cash and financial instruments held at this broker collateralize amounts due to the clearing broker, if any, and may serve to satisfy regulatory or clearing broker margin requirements. In the event the clearing broker does not fulfill its obligations, the Company may be exposed to risk. The Company attempts to minimize its credit risk by monitoring the creditworthiness of its clearing broker.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced and does not expect to experience any losses in such accounts.

In its normal course of business, the Company may enter into contracts with other financial institutions that expose the Company to risk in the event that the counterparties do not meet the terms of such agreements.

Management believes that the Company is not exposed to any significant credit risk as a result of its monitoring procedures and the nature of its financial instruments.

6. Income Taxes

The Company files separate federal, state and local income tax returns in the states in which it does business.

The components of the net deferred tax liabilities at December 31, 2009 are as follows:

Deferred tax assets	
Discretionary compensation	$ 420,030
Deferred tax liabilities	
Unit compensation	$ (590,899)
Depreciation	(54,178)
	(645,077)
Net deferred tax liability	$ (225,047)

The Company concluded that the adoption of ASC 740-10 resulted in no effect to the Company's tax liability, financial position or results of operations. There is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken or expected to be taken in future tax returns. The Company is also not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

As of December 31, 2009, the Company has reviewed all open tax years in major jurisdictions for the period since its interception in 2007.

7. Commitments and Contingencies

ASC 460 - 10 "Guarantees" requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

8. Subsequent Events

In accordance with ASC 855-10, the Company has evaluated the events and transactions that have occurred through February 26, 2010, the date this report was issued, and noted no items requiring adjustment of the statement of financial condition or additional disclosures.

GETCO Execution Services, LLC

Statement of Financial Condition

December 31, 2009

Available for Public Inspection